5/1/02

02036553

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002.

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

Form 20-F ____ Form 40-F _X__

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ____ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: May 13, 2002

By: W. S. J
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY FINANCIAL SERVICES INC.

**REPORT PURSUANT TO SECTION 114
OF THE REGULATION TO THE SECURITIES ACT (QUEBEC)**

There were no Common Shares of Kingsway Financial Services Inc. issued in the province of Quebec and a total of 26,000 Common Share options were granted to residents of Quebec during the year ended December 31, 2001. (Of the 26, 000 Common Share options granted, 24,947 were exercised and 14,667 were forfeited during the year ended December 31, 2001.)

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FORM 27

MATERIAL CHANGE REPORT

1. **Reporting Issuer**

   Kingsway Financial Services Inc.
   5310 Explorer Drive
   Suite 200
   Mississauga, Ontario
   L4W 5H8

2. **Date of Material Change**

   February 27, 2002

3. **Press Release**

   A press release was issued by Kingsway Financial Services Inc. (the "Corporation") on February 27, 2002 announcing that it has begun a tender offer to purchase all of the issued and outstanding Common Stock and Series A Convertible Preferred Stock and all Class A Common Stock Purchase Warrants of American Country Holdings Inc. ("American Country"). A copy of this press release is attached as Schedule "A".

4. **Summary of Material Change**

   A press release was issued by the Corporation on February 27, 2002 announcing that it has begun a tender offer to purchase all of the issued and outstanding Common Stock and Series A Convertible Preferred Stock and all Class A Common Stock Purchase Warrants of American Country. The consideration being offered in the tender offer is U.S $2.10 for each share of Common Stock, U.S. $12 for each share of Preferred Stock (plus an amount to reflect the value of accrued dividends at expiration of the offer) and U.S. $0.175 for each Class A Common Stock Purchase Warrant, in each case net to the seller in cash.

5. **Full Description of Material Change**

   Please see the attached press release for a full description of the material change.

6. **Omitted Information**

   No significant facts have been omitted from this report.

7. **Senior Officer**

   W. Shaun Jackson, Executive Vice President and Chief Financial Officer.

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto the 27th day of February, 2002.

"W. Shaun Jackson"
W. SHAUN JACKSON
Executive Vice President and Chief Financial Officer

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SCHEDULE "A"

KINGSWAY FINANCIAL SERVICES ANNOUNCES TENDER OFFER TO ACQUIRE AMERICAN COUNTRY

Toronto, Ontario (February 27, 2002) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) announced today that it has begun a tender offer to purchase all of the issued and outstanding Common Stock and Series A Convertible Preferred Stock and all Class A Common Stock Purchase Warrants of American Country Holdings Inc. ("American Country"). The consideration being offered in the tender offer is U.S $2.10 for each share of Common Stock, U.S. $12 for each share of Preferred Stock (plus an amount to reflect the value of accrued dividends at expiration of the offer) and U.S. $0.175 for each Class A Common Stock Purchase Warrant, in each case net to the seller in cash.

Based on the U.S. $1.38 closing price of the American Country Common Stock on the NASDAQ Small Cap Market on February 19th, 2002, the last day on which the American Country Common Stock traded, the offer represents a 52% premium to this price. "Although the Board of American Country has not approved this offer or otherwise commented on it as of this date, we believe that the Offer represents full and fair value to the American Country shareholders and encourage American Country shareholders to tender into the Offer", said William G. Star, Chairman, President and Chief Executive Officer of Kingsway. The Offer expires at 12:00 midnight (New York City time), on Monday, April 1, 2002.

The offer is conditioned upon, among other things (1) the tender of common and preferred stock representing, together with shares already owned by Kingsway and its subsidiaries, at least the majority of the total voting stock of American Country, (2) Kingsway being satisfied in its sole discretion that the restrictions of Section 203 of the Delaware General Corporation Law would not apply to Kingsway in connection with the offer, and (3) the receipt of any required insurance regulatory approvals, including that of the Illinois Director of Insurance. If the conditions to the offer are met and Kingsway accepts the tendered securities for payment, Kingsway expects that the offer will be followed by a merger or similar transaction at the same price. The offer is not conditioned on financing.

According to American Country's most recently publicly filed reports, there were approximately 9.6 million shares of common stock outstanding and there were 305,000 preferred shares outstanding (convertible into 1,742,855 common shares). The preferred shares vote together with the common shares on an as-converted basis. Kingsway beneficially owns approximately 555,500 shares of common stock and 100,000 shares (convertible into 571,429 common shares) of preferred stock of American Country.

In connection with the offer, Advest, Inc. has been retained as the Dealer Manager and Mellon Investor Services LLC as the Information Agent. Kingsway Financial Services Inc. is listed on the Toronto Stock Exchange and New York Stock Exchange under the ticker symbol 'KFS'. The common shares of American Country are listed and principally traded on the NASDAQ Small Cap Market under the trading symbol 'ACHI'.

* * * *

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF AMERICAN COUNTRY. AT THE TIME THE OFFER IS COMMENCED, KINGSWAY WILL FILE A TENDER OFFER STATEMENT AND AMERICAN COUNTRY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE OFFER. AMERICAN COUNTRY SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, BOTH OF WHICH WILL BE FILED WITH THE SEC. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF AMERICAN COUNTRY, AT NO EXPENSE TO THEM, BY CONTACTING MELLON INVESTOR SERVICES LLC AT (888) 509-7935. THESE DOCUMENTS ALSO WILL BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

Forward Looking Statements

The statements contained in this press release that are not statements of historical fact, including without limitation, statements containing the words "believes", "expects", and words of similar import, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties that are difficult to predict. Moreover, from time to time Kingsway may issue other forward-looking statements. Actual outcomes and results may differ materially from what is expressed or forecast in forward-looking statements. Factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in Kingsway's SEC filings. Kingsway disclaims any obligation to update forward-looking statements to reflect future events or revised expectations.

About the Company

Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. The Company's senior debt is rated 'BBB' (investment grade) by Standard and Poor's. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

For further *information*, please contact:

Shaun Jackson

Executive Vice President and Chief Financial Officer

Tel: (905) 629-7888

Fax: (905) 629-5008

Web Site: www.kingsway-financial.com

FORM 27
MATERIAL CHANGE REPORT

1. Reporting Issuer

Kingsway Financial Services Inc.
5310 Explorer Drive
Suite 200
Mississauga, Ontario
L4W 5H8

2. Date of Material Change

April 2, 2002

3. Press Release

A press release was issued by Kingsway Financial Services Inc.(the "Corporation") on April 2, 2002, announcing the completion of its tender offer for the stock of American Country Holdings Inc. ("American Country"). A copy of this press release is attached as Schedule "A".

4. Summary of Material Change

On April 2, 2002 the Corporation announced the purchase of 9,158,745 shares of Common Stock of American Country at a price of $2.10 per share, together with 305,000 shares of Series A Convertible Preferred Stock of American Country at $12.00 per share (plus an amount equal to $0.001973 per share to account for accrued and unpaid dividends) and 257,143 Class A Common Stock Purchase Warrants of American Country at $0.175 per warrant. Kingsway is purchasing all of these securities of American Country pursuant to a tender offer announced on February 27, 2002.

5. Full Description of Material Change

Please see the attached press release for a full description of the material change.

6. Omitted Information

No significant facts have been omitted from this report.

7. Senior Officer

Michael S. Slan, Secretary is the officer knowledgeable about the details of this material change report.

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto the 10th day of April, 2002.

MICHAEL S. SLAN (signed)
Secretary

SCHEDULE "A"

Kingsway announces completion of its tender offer for the stock of American Country

TORONTO, April 2, 2002

Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) announced the purchase of 9,158,745 shares of Common Stock of American Country Holdings Inc. (American Country) (Nasdaq: ACHI) at a price of $2.10 per share, together with 305,000 shares of Series A Convertible Preferred Stock of American Country at $12.00 per share (plus an amount equal to $0.001973 per share to account for accrued and unpaid dividends) and 257,143 Class A Common Stock Purchase Warrants of American Country at $0.175 per warrant. Kingsway is purchasing all of these securities of American Country pursuant to a tender offer announced on February 27, 2002.

The offering period expired at 12:00 midnight, New York City time, on April 1, 2002. Based upon a report from the depositary, at the expiration of the offer, 9,158,745 shares of American Country common stock had been validly tendered into the offer (including 555,471 common shares owned by subsidiaries of Kingsway), which represents approximately 95.2% of American Country's outstanding common stock (based upon 9,624,795 common shares outstanding). In addition, all of the 305,000 outstanding shares of American Country's Series A Preferred Stock had been validly tendered into the offer, together with 257,143 Class A Common Stock Purchase Warrants, representing approximately 31.6% of the outstanding class of warrants. KFS Acquisition Corp., the wholly- owned subsidiary through which Kingsway made the tender offer, has accepted for payment all validly tendered shares and warrants and will make payment to the depositary for the accepted shares promptly.

Kingsway expects to merge American Country with and into KFS Acquisition Corp. as soon as practicable, with the surviving company becoming a wholly- owned subsidiary of Kingsway. Under the tender offer, Kingsway will acquire at least 90% of each class of equity security of American Country entitled to vote on the merger. As a result, the merger will be accomplished under short-form merger procedures without a vote of American Country shareholders. Following the merger, all remaining American Country shareholders who did not tender their shares in the tender offer will receive the same $2.10 per common share in cash paid in the tender offer. Warrantholders exercising warrants after the merger will be entitled to receive the cash that they would have received if they had exercised their warrants immediately prior to the merger. Kingsway will promptly mail relevant information to remaining American Country stockholders on how to receive payment for their shares.

"The acquisition of American Country is a continuation of our focused growth strategy", said Bill Star, President & Chief Executive Officer of Kingsway Financial. "Through the acquisition we will strengthen our position in the Chicago Metropolitan area, where American Country is the dominant writer of taxicab insurance."

During 2001, American Country wrote U.S. $83.4 million in gross premiums, and at December 31, 2001 had total assets of U.S. $196.2 million. In the quarter ended December 31, 2001, American

Country reported net premiums earned of U.S. $16.5 million, income before taxes of U.S. $1.1 million and net income of U.S. $2.2 million. Following the acquisition, Kingsway will operate American Country as an independent subsidiary of Kingsway America, and John Dore will remain as President and Chief Executive Officer.

Forward Looking Statements

The statements contained in this press release that are not statements of historical fact, including without limitation, statements containing the words "believes", "intends", "expects", and words of similar import, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties that are difficult to predict. Moreover, from time to time Kingsway may issue other forward-looking statements. Actual outcomes and results may differ materially from what is expressed or forecast in forward-looking statements. Factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in Kingsway's SEC filings. Kingsway disclaims any obligation to update forward- looking statements to reflect future events or revised expectations.

About the Company

Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. The Company's senior debt is rated 'BBB' (investment grade) by Standard and Poor's. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

SOURCE Kingsway Financial Services Inc.

CONTACT: Shaun Jackson, Executive Vice President and Chief Financial Officer, Tel: (905) 629-7888, Fax: (905) 629-5008, Web Site: www.kingsway-financial.com